UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Solar Senior Capital Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

83416M105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83416M105

1	Names of Reporting Persons The John W. Jordan II Revocable Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,015,726
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,015,726
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,015,726
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.3%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 16,045,218 shares of common stock of the Issuer outstanding as of October 31, 2019, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 83416M105

1	Names of Reporting Persons The GSJ 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 124,701
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 124,701
9	Aggregate Amount Beneficially Owned by Each Reporting Person 124,701
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.8%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 16,045,218 shares of common stock of the Issuer outstanding as of October 31, 2019, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 83416M105

1	Names of Reporting Persons John W. Jordan II
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,428,904
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,428,904
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,428,904
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.9%(1)
12	Type of Reporting Person (See Instructions) IN

(1)

Based on 16,045,218 shares of common stock of the Issuer outstanding as of October 31, 2019, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 83416M105

1	Names of Reporting Persons Jordan Industries International, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 288,477
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 288,477
9	Aggregate Amount Beneficially Owned by Each Reporting Person 288,477
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.8%(1)
12	Type of Reporting Person (See Instructions) IA

(1)

Based on 16,045,218 shares of common stock of the Issuer outstanding as of October 31, 2019, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 83416M105

Explanatory Note

In additional to being filed pursuant to Rule 13d-1(d), this Amendment No. 1 to the Schedule 13G originally filed on March 28, 2018 is being filed to add an additional Reporting Person, Jordan Industries International, LLC.

Item 1.

(a)	Name of Issuer:

Solar Senior Capital Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

500 Park Avenue, #3

New York, New York 10022

Item 2.

(a)	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

• The John W. Jordan II Revocable Trust, a trust formed under the laws of Illinois (the “JWJ Trust”);

• The GSJ 2003 Trust;

• John W. Jordan II (“Mr. Jordan”); and

• Jordan Industries International, LLC (“Jordan Industries International”).

Mr. Jordan is the trustee of the JWJ Trust and the GSJ 2003 Trust (together, the “Trusts”) and may be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) of the Trusts. Mr. Jordan is the President of Jordan Industries International and may be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) of Jordan Industries International.

(b)	Address of Principal Office or, if none, Residence:

The business address of JWJ Trust, Mr. Jordan and Jordan Industries International is 875 North Michigan Avenue, Suite 4020, Chicago, Illinois 60611.

The business address of the GSJ 2003 Trust is 3 West Burton Place, Chicago, Illinois 606010.

(c)	Citizenship:

Mr. Jordan is a citizen of the United States.

The Trusts are trusts formed under the laws of the State of Illinois.

Jordan Industries International is an Illinois Limited liability Company.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”)

(e)	CUSIP Number:

83416M105

CUSIP No. 83416M105

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

CUSIP No. 83416M105

Item 4.	Ownership:

Amount beneficially owned:

(i)	The JWJ Trust individually beneficially owns 1,015,726 shares of Common Stock.

(ii)	The GSJ 2003 Trust individually beneficially owns 124,701 shares of Common Stock.

(iii)	Jordan Industries International individually beneficially owns 288,477 shares of Common Stock.

(iv)	Mr. Jordan may be deemed to be the beneficial owner of the shares of Common Stock held by the Trusts and Jordan Industries International.

(v)	Collectively, the Reporting Persons beneficially own 1,428,904 shares of Common stock.

Percent of class(1):

(i)	The JWJ Trust’s individual beneficial ownership of 1,015,726 shares of Common Stock represents 6.3% of all of the outstanding shares of Common Stock.

(ii)	The GSJ 2003 Trust’s individual beneficial ownership of 124,701 shares of Common Stock represents 0.8% of all of the outstanding shares of Common Stock.

(iii)	Jordan Industries International’s individual beneficial ownership of 288,477 shares of Common Stock represents 1.8% of all of the outstanding shares of Common Stock.

(iv)	Mr. Jordan’s beneficial ownership of 1,428,904 shares of Common Stock represents 8.9% of all of the outstanding shares of Common Stock.

(v)	Collectively, the Reporting Persons’ beneficial ownership of 1,428,904 shares of Common Stock represents 8.9% of all of the outstanding shares of Common Stock.

(1)

Based on 16,045,218 shares of Common Stock outstanding as of October 31, 2019, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Not applicable.

(ii)	Shared power to vote or to direct the vote:

The JWJ Trust and Mr. Jordan have shared power to vote or direct the vote of the 1,015,726 shares of Common Stock individually beneficially owned by the JWJ Trust.

The GSJ 2003 Trust and Mr. Jordan have shared power to vote or direct the vote of the 124,701 shares of Common Stock individually beneficially owned by the GSJ 2003 Trust.

Jordan Industries International and Mr. Jordan have shared power to vote or direct the vote of the 288,477 shares of Common Stock individually beneficially owned by Jordan Industries International.

CUSIP No. 83416M105

(iii)	Sole power to dispose or to direct the disposition of:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of:

The JWJ Trust and Mr. Jordan have shared power to dispose or direct the disposition of the 1,015,726 shares of Common Stock individually beneficially owned by the JWJ Trust.

The GSJ 2003 Trust and Mr. Jordan have shared power to dispose or direct the disposition of the 124,701 shares of Common Stock individually beneficially owned by the GSJ 2003 Trust.

Jordan Industries International and Mr. Jordan have shared power to dispose or direct the disposition of the 288,477 shares of Common Stock individually beneficially owned by Jordan Industries International.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 83416M105

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE JOHN W. JORDAN II REVOCABLE TRUST

/s/ John W. Jordan II
Name:	John W. Jordan II
Title:	Trustee

THE GSJ 2003 TRUST

/s/ John W. Jordan II
Name:	John W. Jordan II
Title:	Trustee

JORDAN INDUSTRIES INTERNATIONAL, LLC

/s/ John W. Jordan II
Name:	John W. Jordan
Title:	President

/s/ John W. Jordan II
Name:	John W. Jordan II

Dated: February 21, 2020

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Solar Senior Capital Ltd., dated as of February 14, 2020, and any amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 21, 2020

THE JOHN W. JORDAN II REVOCABLE TRUST

/s/ John W. Jordan II
Name:	John W. Jordan II
Title:	Trustee

THE GSJ 2003 TRUST

/s/ John W. Jordan II
Name:	John W. Jordan II
Title:	Trustee

JORDAN INDUSTRIES INTERNATIONAL, LLC

/s/ John W. Jordan II
Name:	John W. Jordan II
Title:	President

/s/ John W. Jordan II
Name:	John W. Jordan II

EXHIBIT B

The John W. Jordan II Revocable Trust

The GSJ 2003 Trust

John W. Jordan II

Jordan Industries International, LLC